 Exhibit 99.77(D)

Form N-SAR, Item 77

for Voya Balanced Portfolio, Inc.

(the “Registrant”)

ITEM 77D – Policies with respect to security investments

1.           On July 11, 2013, the Board of Directors of Voya Balanced Portfolio approved a change with respect to the Portfolio’s principal investment strategies to increase the limit in which the Portfolio may invest in exchange-traded funds. Effective May 1, 2014, the Portfolio’s principal investment strategies were revised as follows:

The Portfolio may also invest in other investment companies, including up to 30% of its net assets in exchange-traded funds to gain exposure to high yield bonds (“junk bonds”), emerging markets debt, and other securities to make tactical asset allocations, minimize risk, and assist in managing cash.